UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35390

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

First Niagara Financial Group 401(k) Plan

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Niagara Financial Group, Inc.
726 Exchange Street
Suite 618
Buffalo, New York 14210

REQUIRED INFORMATION

The First Niagara Financial Group 401(k) Plan (the “Plan”) is subject to ERISA and therefore is filing the financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA, as of and for the years ended December 31, 2013 and 2012, as an exhibit to this report. Such Plan financial statements and schedule include Reports of Independent Registered Public Accounting Firms thereon.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm
99
First Niagara Financial Group 401(k) Plan Financial Statements and Schedule as of and for the years ended December 31, 2013 and 2012, with Report of Independent Registered Public Accounting Firm thereon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of First Niagara Financial Group, Inc. (as administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 26, 2014	By:	/s/ MaryLisa Oross
MaryLisa Oross
Vice President, Senior Benefits Manager
First Niagara Financial Group, Inc.